October 6, 2021

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Anna Abramson
Mitchell Austin

Re:	Palo Alto Networks, Inc.

Form 10-K for Fiscal Year Ended July 31, 2021

File No. 001-35594

Ladies and Gentlemen:

Palo Alto Networks, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 15, 2021, relating to the above referenced filing.

In this letter, the Company has recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended July 31, 2021

General

1.

We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

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October 6, 2021

Please be advised that the Company has not published or posted a Corporate Social Responsibility report on its website. The Company’s website does provide an overview of the Company’s Corporate Responsibility vision, as the Company believes that corporations should be good stewards of the environment even if the impact of climate change and environmental matters has not had a material impact on the corporation. In addition, the Company’s website contains a link to a document titled “Our Approach to Environmental, Social & Governance (ESG) Practices” which references the Company’s participation in CDP Climate Change 2020 and CDP Climate Change 2021, including links to its submissions in respect thereto.

For purposes of the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2021 (the “Annual Report”), the Company provided the environmental disclosure referenced by the Staff in its comment letter, which provided the Company’s stockholders with awareness of the Company’s overall commitment to environmental matters in the broader context of environmental, social and governance (“ESG”) matters. The Company’s Annual Report also contains risk factor disclosures regarding the potential impact of environmental laws and regulations on its operations, which are also disclosed in our 2021 CDP Climate Change submission (posted on our website). Although the future impact is currently uncertain (see pages 33 and 34 of the Annual Report), this risk factor disclosure sets forth the Company’s current assessment of the material risks to the Company arising from climate and environmental matters. Accordingly, the Company believes that the disclosure contained in the Annual Report satisfies the requirements of Regulation S-K, and the Company also believes that additional disclosure in the Annual Report was not necessary in order to make other statements made by a Company materially accurate or not misleading.

The Company is aware of the Commission’s recent statements that climate change disclosure is a priority and stockholders may have an interest in learning more about the Company’s commitments related to climate change and the environment. The Company considered and assessed whether to include additional disclosures in the Annual Report, and determined that the Annual Report should contain a general description of the Company’s commitments to climate change and the risks to the Company presented by environmental matters because such items could be viewed as material to the Company. However, given that climate change and the environment have not had a material impact on the Company’s business, financial condition or results of operations, the Company determined that additional detail was not required for the Annual Report. Although the Company believes that it has met its disclosure obligations in the Annual Report, the Company intends to provide further disclosures relating to climate and environmental matters in the Company’s proxy statement for its 2021 annual meeting of stockholders, which will be held in December 2021. The Company also intends to post a CSR report to its website during the fourth calendar quarter of 2021. The Company believes this additional proxy disclosure and the CSR report will provide its stockholders with a

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October 6, 2021

deeper understanding of the Company’s commitment to climate and the environment, as well as contain additional discussion of the Company’s undertakings in respect thereto. The Company is providing this additional information not because it believes that such information is material; it is providing this additional information because it believes that corporations should be good stewards of the environment, even though climate change and environmental matters have not had a material impact on the Company’s business, financial condition or results of operations.

Risk Factors, page 14

2.

You generally refer to environmental laws and regulations concerning the hazardous material content of your products and the collection of and recycling of electrical and electronic equipment and disclose on page 13 of your Form 10-K that you aligned your carbon neutral goal to the Paris Agreement. Please tailor your disclosure to identify any other material existing climate change-related legislation, regulations, and international accords and describe any material effect on your business, financial condition, and results of operations.

On page 13 of the Annual Report, the Company disclosed that, on its own initiative, it has aligned with the Paris Agreement and sets forth three strategies to reach the Company’s goal of being carbon neutral by 2030. The Company does not currently believe that any climate change related legislation, regulations or international accords have or are expected to have a material impact on the Company’s business, financial condition or results of operations. The Annual Report also contains risk factor disclosures regarding the potential current and future impact of environmental laws and regulations on its operations, although the future impact is currently uncertain (see pages 33 and 34 of the Annual Report). If, in the future, any such laws or regulations materially affect or are expected to affect the Company’s business, financial condition or results of operations, the Company will include appropriate disclosures in future filings with the SEC.

3.

Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

The Company does not currently believe that it is subject to material transition risks related to climate change. These transition risks are most relevant to the Company’s supply chain for components needed to create its firewall hardware products, which are manufactured by a third party. To date, while the Company has experienced events that could be labeled as risks related to climate change, none of these events have been material to the Company’s business, financial condition or results of operations.

Securities and Exchange Commission

Date

On page 34 of the Annual Report, the Company discloses that it “expect[s] that our products will be affected by new environmental laws and regulations on an ongoing basis.” This disclosure historically relates primarily to the Company’s firewall hardware products, which are manufactured by a third party. This disclosure also applies to the Company’s broad range of software-based cybersecurity products that are dependent upon the operation of computing and storage services provided by cloud service providers, and the Company’s recently introduced (September 2021) consumer product offering, which is also manufactured by a third party. While the Company’s product offerings have not been materially impacted by climate change and the Company has not otherwise experienced the material effects of transition risks related to climate change, the Company is mindful that the consequences of climate change are evolving and will continue to monitor such consequences on the Company’s business, financial condition and result of operations. If, in the future, the Company determines that there are direct consequences or such indirect consequences are material to the Company, the Company will include appropriate disclosures in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

4.

We note the disclosure in your annual report and proxy statement about enhancements you made during 2020 and 2021 to your environmental initiatives. Please quantify any material capital expenditures or compliance costs related to these initiatives.

The Company did not incur material capital expenditures or compliance costs during fiscal 2020 or fiscal 2021 related to the environmental initiatives referenced in our annual report or proxy statement, and currently does not expect to incur such material expenditures or costs. In addition, on page 34 of the Annual Report, the Company discloses that “[t]o date, our expenditures for environmental compliance have not had a material impact on our operating results or cash flows.” If, in the future, the Company incurs or anticipates material capital expenditures or compliance costs, the Company will include appropriate disclosures in future annual reports.

5.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods and services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

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October 6, 2021

•	increased demand for goods and services that result in lower emissions than competing products;

•	increased competition to develop innovative new products and services that result in lower emissions; and

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

The Company does not currently believe that it is subject to material indirect consequences of climate-related regulations or business trends. For example, the Company does not believe that it has experienced any material decreased demand for goods and services, material increased demand for its goods and services, material increased competition to develop innovative new products and services, or any reputational risks resulting from its operations or products as result of climate-related regulation or business trends. While the Company’s product and service offerings have not been materially impacted by climate-related regulation or business trends, the Company is mindful that the consequences of climate change are evolving for the Company and its business partners, and will continue to monitor such consequences on the Company and its operations. If, in the future, the Company determines that such indirect consequences are material to the Company, the Company will include appropriate disclosures in future annual reports.

6.

If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance.

The Company has not experienced any material physical effects of climate changes on its operation or results, including weather-related damages to property or operations or any weather-related impacts on the cost or availability of insurance. The Company is mindful that the consequences of climate change are evolving and will continue to monitor such consequences on the Company and its operations. If, in the future, the Company experiences significant physical effects attributable to client change on its operations or results of operations, the Company will include appropriate disclosures in future annual reports.

* * * * *

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October 6, 2021

As noted by the Staff, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me with any questions or comments regarding the Company’s responses at (202) 286-2676. Thank you for your assistance.

Sincerely,

/s/ Bruce R. Byrd
Bruce R. Byrd
Executive Vice President and General Counsel

cc:	Nikesh Arora, Chief Executive Officer, Palo Alto Networks, Inc.
Dipak	Golechha, Chief Financial Officer, Palo Alto Networks, Inc.